UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Hudson Global, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443787106
(CUSIP Number of Class of Securities)

Jeffrey E. Eberwein

53 Forest Avenue

Old Greenwich, CT 06870

(212) 351-7400

With a copy to:

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2289

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,702,942	$448.80

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase $3,702,942 in value of shares of the common stock, par value $0.001 per share, of Hudson Global, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $572.67	Filing Party: Hudson Global, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 22, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on February 22, 2019, as amended on March 11, 2019 (together with any subsequent amendment and supplement thereto, the “Schedule TO”) by Hudson Global, Inc., a Delaware corporation (“Hudson” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 3,150,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price of $1.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 22, 2019 (the “Offer to Purchase”), a copy of which was previously filed herewith as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	Additional Information.

Item 11 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On March 25, 2019, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on March 22, 2019. A copy of such press release is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 22, 2019.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Press Release regarding the Offer and other matters issued by the Company on February 19, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 19, 2019 and incorporated herein by reference).*
(a)(5)(A)	Press Release regarding preliminary results of the Offer issued by the Company on March 25, 2019.**
(d)(1)	Hudson Global, Inc. Long Term Incentive Plan, as amended through October 29, 2007 (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-50129)).*
(d)(2)	Form of Hudson Global, Inc. Long Term Incentive Plan Stock Option Agreement (Employees) (incorporated by reference to Exhibit 10.4 to Hudson Global, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 0-50129)).*
(d)(3)	Form of Hudson Global, Inc. Long Term Incentive Plan Stock Option Agreement (Directors) (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc. Current Report on Form 8-K dated May 11, 2006 (File No. 0-50129)).*
(d)(4)	Hudson Global, Inc. 2009 Incentive Stock and Awards Plan, as Amended and Restated (incorporated by reference to Exhibit A to the Company's definitive proxy statement filed with the Securities Exchange Commission on Schedule 14A on April 13, 2016 (File No. 0-50129)).*

(d)(5)	Form of Hudson Global, Inc. 2009 Incentive Stock and Awards Plan Stock Option Agreement (New Non-Employee Directors) (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.'s Current Report on Form 8-K dated October 2, 2015 (File No. 0-50129)).*
(d)(6)	Form of Hudson Global, Inc. 2009 Incentive Stock and Awards Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.6 to Hudson Global, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (File No. 0-50129)).*
(d)(7)	Form of Hudson Global, Inc. 2009 Incentive Stock and Awards Plan Restricted Stock Award Agreement for aggregated regional EBITDA and corporate costs vesting awards (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.'s Current Report on Form 8-K dated January 22, 2015 (File No. 0-50129)).*
(d)(8)	Form of Hudson Global, Inc. 2009 Incentive Stock and Awards Plan Restricted Stock Award Agreement (Executive Officers and Global Leadership Team) for awards made on or after November 6, 2015. (incorporated by reference to Exhibit 10.10 to Hudson Global, Inc.’s Annual Report on Form 10-K dated March 3, 2016 (File No. 0-50129)).*
(d)(9)	Form of Hudson Global, Inc. 2009 Incentive Stock and Awards Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.’s Quarterly Report on Form 10-Q dated April 28, 2016 (File No. 0-50129)).*
(d)(10)	Summary of Hudson Global, Inc. Compensation for Non-employee Members of the Board of Directors (incorporated by reference to Exhibit 10.13 to Hudson Global, Inc.’s Annual Report on Form 10-K dated March 3, 2016 (File No. 0-50129)).*
(d)(11)	Hudson Global, Inc. Amended and Restated Director Deferred Share Plan (incorporated by reference to Exhibit 10.4 to Hudson Global, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 0-50129)).*
(d)(12)	Amended and Restated Executive Employment Agreement, dated April 30, 2016 and effective as of May 18, 2015, between Hudson Global, Inc. and Stephen A. Nolan (incorporated by reference to Exhibit 10.2 to Hudson Global, Inc.’s Current Report on Form 8-K dated April 30, 2016 (File No. 0-50129)).*
(d)(13)	Amended and Restated Restricted Stock Award Agreement, dated April 30, 2016 and effective as of May 18, 2015, between Hudson Global, Inc. and Stephen A. Nolan (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.’s Current Report on Form 8-K dated April 30, 2016 (File No. 0-50129)).*
(d)(14)	Executive Employment Agreement, dated as of May 18, 2015, between Hudson Global, Inc. and Stephen A. Nolan (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.'s Current Report on Form 8-K dated May 18, 2015 (File No. 0-50129)).*
(d)(15)	Restricted Stock Award Agreement, dated as of May 18, 2015, between Hudson Global, Inc. and Stephen A. Nolan (incorporated by reference to Exhibit 10.2 to Hudson Global, Inc.'s Current Report on Form 8-K dated May 18, 2015 (File No. 0-50129)).*

(d)(16)	Promotion Letter Agreement, dated as of August 7, 2015, between Hudson Global, Inc. and Patrick Lyons (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.'s Current Report on Form 8-K dated August 7, 2015 (File No. 0-50129)).*
(d)(17)	Promotion Letter Agreement, dated as of August 6, 2015, between Hudson Global, Inc. and David F. Kirby. (incorporated by reference to Exhibit 10.18 to Hudson Global, Inc.’s Annual Report on Form 10-K dated March 3, 2016 (File No. 0-50129)).*
(d)(18)	Employment Agreement, dated as of April 1, 2018, between Hudson Global, Inc. and Jeffrey E. Eberwein (incorporated by reference to Exhibit 10.1 to Hudson Global, Inc.’s Current Report on Form 8-K dated April 2, 2018 (File No. 0-50129)).*
(d)(19)	Consulting Agreement, dated as of April 1, 2018, between Hudson Global, Inc. and Stephen A. Nolan (incorporated by reference to Exhibit 10.2 to Hudson Global, Inc.’s Current Report on Form 8-K dated April 2, 2018 (File No. 0-50129)).*
(d)(20)	Amendment to Employment Agreement, dated as of March 9, 2018, between Hudson Global, Inc. and Patrick Lyons (incorporated by reference to Exhibit 10.2 to Hudson Global, Inc.’s Current Report on Form 8-K dated March 9, 2018 (File No. 0-50129)).*
(d)(21)	Rights Agreement, dated as of October 15, 2018, by and between Hudson Global, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 15, 2018 and incorporated herein by reference).*

_________________

*	Previously filed.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Chief Executive Officer

Date: March 25, 2019